SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2010

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

Regarding the article published today in the newspaper Valor Economico, entitled "Minority shareholders want data of the Eletrobras controlled companies," Eletrobras hereby explains that:

  The Board of Eletrobras has access to all information relating to the corporate business of the System, receives reports on a regular basis, and establishes guidelines, particularly those related to investments. The monitoring of business performance of Eletrobras is done quarterly by the Board of Directors and, in addition, all members of the board have the opportunity to discuss the economic and financial performance of its companies through presentation of the results, including the presence of external auditors.
  There is no doubt in relation to the business of the Eletrobras companies. The Strategic Plan 2010-2020, as widely reported, shows clearly the mission of Eletrobras and appoints as Vision in 2020, to be the largest global enterprise system of clean energy. As a result, these companies have focused their investments in medium and large hydroelectric units, wind and biomass projects. The conditions for such investments are also very clear, and are aligned with the strategy to expand operations in the clean energy market with profitability for shareholders.
  In the case of Belo Monte Project, and Angra 3, mentioned in the article, the guidelines, including minimum profitability, were fully approved by the Board of Directors. As the funding and contracts with suppliers are being negotiated by the company, it is not possible yet to determine the final profitability of the two projects.
  Investments in minority partnerships are made only in electric energy companies, in other words, they are absolutely within the business focus of Eletrobras. The return of the investments of Eletrobras is systematically monitored by the Corporate Governance Department of the company and forwarded to the Board of Directors every month. These investments are consistent with the profitability of the capital costs and serve as a guarantee of judicial proceedings, thus preventing that the company be obliged to mobilize cash for this purpose.
  The withdrawal of Eletrobras of the calculation of the primary surplus result is extremely important to increase its competitiveness, considering that the Eletrobras companies compete with private companies which are not subject to fiscal control. Eletrobras will continue contributing to the government's primary surplus, through the annual payment of dividends. Furthermore, withdrawal of Eletrobras from the fiscal target does not release the company from establishing an annual budget for investment, which is debated and approved by Congress, as well as the Spending Program - PDG, whose approval is made by a Decree of the Federal Government.
  The Management of the Sectorial Funds and Government Programs is done by Eletrobras, due to its great experience in the electricity business.  The funds, owned by the National Treasury, and administered by Eletrobras are registered in our accounts in strict adherence to the accounting principles, with no 'contamination' in the balance sheet of the company and therefore with no impact in the determination of the results. These funds are subject to regular checks and balances and its implementation is subject to review by the National Agency of Electric Energy - ANEEL.
  In relation to the investments made by the company in the distribution segment, as is general knowledge of the financial market and the society in general, in 2008, Eletrobras promoted restructuring in the corporate governance of its six distribution companies. This was done by centralizing their Administration, by reforming the by-laws and by the standardization of  management. A recognition of the excellence of this work is, for example, the World Bank support, with funding of US$ 495 million, according to all the stringent criteria of that institution. As can be seen in the financial statements, all these actions have already taken effect, with the improvement in the results of these companies.

MARKET ANNOUNCEMENT

   As for its corporate governance, Eletrobras is increasingly concerned with achieving the optimal levels required by the market. The requirements of  Sarbanes-Oxley (SOX) was implemented in the company, becoming a permanent process of risk management and internal controls. Eletrobras has been appointed to the ISE/ Bovespa for the last three years and is working to be listed in the Dow Jones index of the New York Stock Exchange. In addition, the company has an integrated Sustainability Policy, adopted in 2010, which guides its actions in environmental, social and economic-financial aspects.

  Considering the issues related to the internal management, the Eletrobras companies already operate in an integrated manner. There is a unique visual language and several efforts have been made to get closer to all its stakeholders. Furthermore, there is concern with the intangible aspects, as is clear from the implementation of projects such as brand management and the management of internal communication. The decision to implement a single career and remuneration plan for the nearly 30,000 employees of our companies in Brazil, is further evidence that the cultural change is bein worked on in an intensive manner.

All information about the business of the Eletrobras companies are available at our website (www.eletrobras.com). The Investor Relations area of Eletrobras is also available to answer any questions regarding the company's activities.

Rio de Janeiro, November 24, 2010

Armando Casado de Araujo

Chief Financial and Investor Relations Officer

  SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
  Date: November 26, 2010
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Financial and Investor Relations Director

  FORWARD-LOOKING STATEMENTS

  This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.